SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SolarWinds, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

83416B109
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83416B109	13G/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Spruce, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 60,159
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 60,159
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,159
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83416B109	13G/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Balsam, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 132,096
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 132,096
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,096
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83416B109	13G/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Sequoia, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 110,387
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 110,387
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83416B109	13G/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Pine Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 302,642
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 302,642
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 302,642
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83416B109	13G/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,485,439
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,485,439
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,485,439
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83416B109	13G/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lone Pine Managing Member LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,788,081
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,788,081
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 83416B109	13G/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,788,081
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,788,081
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83416B109	13G/A	Page 9 of 14 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on August 29, 2011 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.001 (the "Common Stock"), of SolarWinds, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.

Item 1 (a).	NAME OF ISSUER:

SolarWinds, Inc.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3711 S. MoPac Expressway, Building Two, Austin, TX 78746

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

	(i)	Lone Spruce, L.P., a Delaware limited partnership ("Lone Spruce"), with respect to the Common Stock directly owned by it;

	(ii)	Lone Balsam, L.P., a Delaware limited partnership ("Lone Balsam"), with respect to the Common Stock directly owned by it;

	(iii)	Lone Sequoia, L.P., a Delaware limited partnership ("Lone Sequoia"), with respect to the Common Stock directly owned by it;

	(iv)	Lone Pine Associates LLC, a Delaware limited liability company ("Lone Pine Associates"), with respect to the Common Stock directly owned by Lone Spruce, Lone Balsam and Lone Sequoia;

(v)
Lone Pine Capital LLC, a Delaware limited liability company ("Lone Pine Capital"), which serves as investment manager to Lone Cypress, Ltd. ("Lone Cypress") and Lone Kauri, Ltd. ("Lone Kauri"), each a Cayman Islands exempted company, with respect to the Common Stock directly owned by each of Lone Cypress and Lone Kauri;

(vi)
Lone Pine Managing Member, a Delaware limited liability company ("Lone Pine Managing Member"), with respect to the Common Stock directly owned by each of Lone Spruce, Lone Balsam, Lone Sequoia, Lone Cypress, and Lone Kauri; and

	(vii)	Stephen F. Mandel, Jr. ("Mr. Mandel"), with respect to the Common Stock directly owned by each of Lone Spruce, Lone Balsam, Lone Sequoia, Lone Cypress, and Lone Kauri.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 83416B109	13G/A	Page 10 of 14 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP:

Lone Spruce, Lone Balsam, and Lone Sequoia are limited partnerships organized under the laws of the State of Delaware.  Lone Pine Associates, Lone Pine Capital and Lone Pine Managing Member are limited liability companies organized under the laws of the State of Delaware.  Mr. Mandel is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP NUMBER:

83416B109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act,
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
	(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
	(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
	(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 83416B109	13G/A	Page 11 of 14 Pages

Item 4.	OWNERSHIP.

A.	Lone Spruce, L.P.
	(a)	Amount beneficially owned: 60,159
(b)
Percent of class:  0.1%  The percentages used herein and in the rest of Item 4 are calculated based upon the Issuer’s Form 10-Q for the quarter ended September 30, 2011 filed on November 4, 2011 which states that as of November 3, 2011 there were 73,094,950 shares of Common Stock issued and outstanding.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 60,159
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 60,159

B.	Lone Balsam, L.P.
	(a)	Amount beneficially owned: 132,096
	(b)	Percent of class: 0.2%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 132,096
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 132,096

C.	Lone Sequoia, L.P.
	(a)	Amount beneficially owned: 110,387
	(b)	Percent of class: 0.2%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 110,387
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 110,387

D.	Lone Pine Associates LLC
	(a)	Amount beneficially owned: 302,642
	(b)	Percent of class: 0.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 302,642
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 302,642

E.	Lone Pine Capital LLC
	(a)	Amount beneficially owned: 2,485,439
	(b)	Percent of class: 3.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,485,439
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,485,439

CUSIP No. 83416B109	13G/A	Page 12 of 14 Pages

F.	Lone Pine Managing Member LLC
	(a)	Amount beneficially owned: 2,788,081
	(b)	Percent of class: 3.8%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,788,081
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,788,081

G.	Stephen F. Mandel, Jr.
	(a)	Amount beneficially owned: 2,788,081
	(b)	Percent of class: 3.8%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,788,081
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,788,081

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83416B109	13G/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

By:

Stephen F. Mandel, Jr., individually and as Managing Member of Lone Pine Managing Member LLC, for itself and as Managing Member of (a) Lone Pine Associates LLC, for itself and as the general partner of (i) Lone Spruce, L.P., (ii) Lone Balsam, L.P. and (iii) Lone Sequoia, L.P.; and (b) Lone Pine Capital LLC

CUSIP No. 83416B109	13G/A	Page 14 of 14 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 14, 2012

By:

Stephen F. Mandel, Jr., individually and as Managing Member of Lone Pine Managing Member LLC, for itself and as Managing Member of (a) Lone Pine Associates LLC, for itself and as the general partner of (i) Lone Spruce, L.P., (ii) Lone Balsam, L.P. and (iii) Lone Sequoia, L.P.; and (b) Lone Pine Capital LLC